SEC
Mail Processing Section SECURITI 08026401 ION

FEB 27 2008

Washington, DC
101

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Colony Park Financial Services, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Maxwell Road, Suite 600
(No. and Street)

Alpharetta	**Georgia**	**30004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael S. Brown **(678) 947-0028**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Michael S. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Colony Park Financial Services, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer
Title

Notary Public

CHERLYN B. CASKEY
MY COMMISSION EXPIRES MAY 20, 2011
GWINNETT CO., GEORGIA
NOTARY PUBLIC

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Colony Park Financial Services, LLC

Financial Statements
and Supplemental Schedule
December 31, 2007 and 2006
(with Independent
Accountants' Report thereon)

▶▶▶▶▶

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Colony Park Financial Services, LLC:

We have audited the accompanying statements of financial condition of Colony Park Financial Services, LLC (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 20, 2008

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Financial Condition

December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 17,608	$ 11,954
Commissions receivable	46,629	48,241
Deposit with clearing broker/dealer	58,276	53,858
Other receivables	300	-
Property and equipment, net of depreciation of $35,010 and $33,196, respectively	1,577	3,391
Total assets	$ 124,390	$ 117,444
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 50,162	$ 49,129
Deferred rent	2,666	3,185
Due to affiliate	300	-
Total liabilities	53,128	52,314
Commitments and contingencies		
Members' equity	71,262	65,130
Total liabilities and members' equity	$ 124,390	$ 117,444

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Operations

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Investment banking and placement fees	$ 264,678	$ 244,749
Commissions	863,485	730,265
Other income	-	500
Credit from NASD	35,000	-
Total revenues	1,163,163	975,514
Operating expenses		
Commissions - affiliate	57,404	7,994
Compensation and benefits	992,526	884,505
Professional fees	25,067	25,744
Other operating	82,034	57,808
Total operating expenses	1,157,031	976,051
Net income (loss)	$ 6,132	$ (537)

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Members' Equity

For the Years Ended December 31, 2007 and 2006

Balance, December 31, 2005	$ 65,667
Net loss	(537)
Balance, December 31, 2006	65,130
Net income	6,132
Balance, December 31, 2007	$ 71,262

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC

Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 6,132	$ (537)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	1,814	2,214
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commissions receivable	1,612	(2,358)
Deposit with clearing broker/dealer	(4,418)	(2,100)
Other receivables	(300)	-
Increase (decrease) in:		(4,036)
Payable to affiliate	300	
Accounts payable and accrued expenses	1,033	5,624
Deferred rent	(519)	3,185
Net cash provided by operating activities	5,654	1,992
Cash and cash equivalents at beginning of year	11,954	9,962
Cash and cash equivalents at end of year	$ 17,608	$ 11,954

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Business
Colony Park Financial Services, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 27, 1996 and capitalized on October 17, 1996. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Relationship with Affiliate
The investment banking portion of the Company's operations are integrated, in part, with the operations of Global Capital Advisors, Ltd., which owns 98% of the Company, and Global Capital Advisors, LLC, an affiliate through common ownership. Historically, significant portions of the Company's income result directly from these affiliates' activities, and a significant amount of the Company's revenue is paid to these affiliates as investment banking expenses and override commissions. During the years ended December 31, 2007 and 2006, the Company paid investment banking expenses and commissions of $57,404 and $7,994, respectively, to these affiliates.

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Fair Value of Financial Instruments
Certain of the Company's financial instruments, when present, including cash and cash equivalents, restricted cash, securities owned, accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates their fair value because of the short term maturity of these financial instruments.

Cash and Cash Equivalents
Cash and cash equivalents consist of bank deposits and highly liquid investments, when present, with original maturities of three months or less, that are not held for sale under the ordinary course of business.

Property and Equipment
Property and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (four to seven years).

Long-Lived Assets
The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment recognition whenever circumstances and situations change such that there is an indication that the recorded amounts may not be recoverable. If the undiscounted future cash flows are less than the recorded amount, the recorded amounts are reduced to fair value and an impairment loss is recognized.

Revenue Recognition
Investment Banking and Placement Fees
Investment banking fees and fees for private placement transactions and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker. At times, the Company receives warrants as partial consideration for its investment banking services. The market value of these warrants, when reasonably determinable, is recorded as investment banking fees on the date received.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Revenue Recognition, continued

Retail Brokerage

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Referral Fees

The Company receives referral fees from various hedge funds for referring potential investors to those funds. Fees are based on the average amounts invested, and are recorded upon receipt.

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their proportionate shares of the Company's earnings. The Company's net earnings or loss is allocated among the members in accordance with the Company's operating agreement.

(2) **Net Capital Requirements**

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital, as defined, of $69,499, which was $64,499 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .76 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

(3) **Employee Benefit Plan**

During 2004, the Company adopted a Simplified Employee Pension Plan Individual Retirement Account (SEP IRA) for its salaried employee. Contributions are discretionary, and are limited to the lesser of 25% of the employee's total compensation or $45,000 and $44,000 for 2007 and 2006, respectively. The Company made no contribution to this plan for 2007 and 2006.

(4) **Commitments**

Rent expense was $17,477 and $15,889 for the years ended December 31, 2007 and 2006, respectively. Future minimum lease payments under the lease agreement are as follows:

2008	$ 18,535
2009	19,085
	$ 37,620

The lease provides for rental abatement periods and escalating rental payments. Rental expense is being recognized on a straight-line basis over the life of the lease. The amount presented on the balance sheet as "deferred rent" represents amounts recorded as rent expense but for which payment to the landlord is not yet due.

SUPPLEMENTAL

SCHEDULE

COLONY PARK FINANCIAL SERVICES, LLC

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007

Net Capital Computation	
Members' equity	$ 71,262
Less nonallowable asset consisting of property and equipment, net	(1,577)
Deduction related to haircut on securities	(186)
Net capital	69,499
Required minimum capital (greater of $5,000 or 6 2/3% of aggregate indebtedness of $53,128)	5,000
Net Capital in excess of requirement	$ 64,499
Computation of Aggregate Indebtedness	
Aggregate indebtedness, as included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 50,162
Deferred rent	2,666
Due to affiliate	300
Total Aggregate Indebtedness	$ 53,128
Ratio of Aggregate Indebtedness to Net Capital	.76 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):	
Net capital as reported in unaudited FOCUS report, as filed	$ 64,164
Nonallowable assets deducted twice	3,365
Correction to the haircut on securities	(186)
Difference in nonallowable assets	1,788
Audit adjustments, net	368
Net capital, per above	$ 69,499

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Colony Park Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Colony Park Financial Services, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We noted clerical errors and inconsistencies in the preparation of FOCUS reports; however, we do not believe these errors indicate a material inadequacy. Therefore, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 20, 2008

END